Exhibit 3.a

ARTICLES OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
POLARIS INDUSTRIES INC.

The undersigned, Stacy L. Bogart, Vice President - General Counsel and Secretary of Polaris Industries Inc., a Minnesota corporation (the “Corporation”), hereby certifies (i) that the first paragraph of Article IV of the Corporation’s Articles of Incorporation has been amended, effective at the close of business on September 12, 2011 (the “Effective Time”), to read in its entirety as follows:

“The aggregate number of shares of stock the Corporation is authorized to issue is one hundred eighty million (180,000,000), consisting of twenty million (20,000,000) shares of preferred stock, par value of $.01 per share (the “Preferred Stock”) and one hundred sixty million (160,000,000) shares of common stock, par value of $.01 per share (the “Common Stock”).”

(ii) that such amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes; (iii) that such amendment was adopted pursuant to Section 302A.402, Subd. 3, of the Minnesota Statutes in connection with a two-for-one stock split of the Corporation’s Common Stock, par value $.01 per share (the “Common Stock”) effected in the form of a stock dividend; and (iv) that such amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series that remains unissued after such dividend exceeding the percentage of authorized shares of that class or series that were unissued before the dividend.

The stock split giving rise to the amendment set forth above is a two-for-one stock split of the Common Stock.  Such stock split is being effected in the form of a dividend as follows:

(i)   Effective at the Effective Time, one newly issued share of the authorized but unissued Common Stock shall be issued to holders of record of shares of Common Stock at the close of business on September 2, 2011 (the “Record Date”) for every one share of Common Stock held of record by each shareholder of Common Stock at the Record Date, and such newly issued shares shall be validly issued, fully paid and nonassessable;

(ii)          With respect to each share of Common Stock, if any, that is first issued and becomes outstanding after the close of business on the Record Date but prior to the Effective Time and that remains outstanding immediately prior to the Effective Time, one newly issued share of the authorized but unissued Common Stock shall be issued to each holder of record to whom such a share of Common Stock has first been issued, and such newly issued shares shall be validly issued, fully paid and nonassessable; and

(iii)          Each stock certificate representing a share or shares of Common Stock immediately prior to the Effective Time shall continue to represent the same number of shares following the Effective Time.

The foregoing Articles of Amendment shall take effect at the Effective Time previously stated herein.

IN WITNESS WHEREOF, I have subscribed my name this 15th day of August, 2011.

/s/ Stacy L. Bogart
Stacy L. Bogart

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